Exhibit 99.1

JCPenney Company, Inc.
2003 Quarterly Consolidated Balance Sheets
Reflecting Eckerd and Mexico as Discontinued Operations
($ in millions)

	Apr 26, 2003	Jul 26, 2003	Oct 25, 2003	Jan 31, 2004 *
ASSETS				
Current Assets				
Cash and Short-Term Investments	$ 2,629	$ 2,617	$ 1,921	$ 2,994
Receivables (net of bad debt reserves of $4, $5, $4 and $5)	295	267	417	233
Inventory, (net of LIFO reserves of $49, $49, $49 and $43)	3,326	3,343	4,194	3,156
Prepaid Expenses	100	104	140	130
Total Current Assets	**6,350**	**6,331**	**6,672**	**6,513**
Property and Equipment, Net	3,519	3,498	3,490	3,515
Prepaid Pension	1,123	1,111	1,381	1,320
Goodwill	36	42	41	42
Other Assets	503	522	519	556
Assets of Discontinued Operations	6,706	6,840	6,973	6,354
Total Assets	**$ 18,237**	**$ 18,344**	**$ 19,076**	**$ 18,300**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities				
Accounts Payable and Accrued Expenses	$ 2,042	$ 2,026	$ 2,655	$ 2,551
Short-Term Debt	23	25	29	18
Current Maturities of Long-Term Debt	278	626	485	242
Deferred taxes	22	21	106	943
Total Current Liabilities	**2,365**	**2,698**	**3,275**	**3,754**
Long-Term Debt	5,505	5,128	5,103	5,114
Deferred Taxes	1,201	1,207	1,330	1,217
Other Liabilities	779	778	779	804
Liabilities of Discontinued Operations	1,925	2,091	2,086	1,986
Total Liabilities	**11,775**	**11,902**	**12,573**	**12,875**
Stockholders' Equity	**6,462**	**6,442**	**6,503**	**5,425**
Total Liabilities & Stockholders' Equity	**$ 18,237**	**$ 18,344**	**$ 19,076**	**$ 18,300**

* As previously reported in the J. C. Penney Company, Inc. 2003 Annual Report on Form 10-K.

JCPenney Company, Inc.
2002 Quarterly Consolidated Balance Sheets
Reflecting Eckerd and Mexico as Discontinued Operations
($ in millions)

	Apr 27, 2002	Jul 27, 2002	Oct 26, 2002	Jan 25, 2003 *
ASSETS				
Current Assets				
Cash and Short-Term Investments	$ 2,274	$ 2,004	$ 1,748	$ 2,474
Receivables (net of bad debt reserves of $5, $4, $3 and $4)	214	188	257	224
Inventory, (net of LIFO reserves of $43,$43, $43 and $49)	2,917	3,034	3,822	2,970
Prepaid Expenses	100	108	115	90
Total Current Assets	**5,505**	**5,334**	**5,942**	**5,758**
Property and Equipment, Net	3,694	3,655	3,617	3,604
Prepaid Pension	874	865	860	1,150
Goodwill	51	43	32	35
Other Assets	466	498	490	491
Assets of Discontinued Operations	6,792	6,708	6,920	6,749
Total Assets	**$ 17,382**	**$ 17,103**	**$ 17,861**	**$ 17,787**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities				
Accounts Payable and Accrued Expenses	$ 1,929	$ 2,014	$ 2,418	$ 2,274
Short-Term Debt	30	17	15	13
Current Maturities of Long-Term Debt	224	14	28	276
Deferred taxes	33	25	98	-
Taxes Payable	122	-	-	-
Total Current Liabilities	**2,338**	**2,070**	**2,559**	**2,563**
Long-Term Debt	5,136	5,139	5,135	4,897
Deferred Taxes	1,030	1,083	1,062	1,159
Other Liabilities	797	784	766	782
Liabilities of Discontinued Operations	1,836	1,864	2,121	2,016
Total Liabilities	**11,137**	**10,940**	**11,643**	**11,417**
Stockholders' Equity	**6,245**	**6,163**	**6,218**	**6,370**
Total Liabilities & Stockholders' Equity	**$ 17,382**	**$ 17,103**	**$ 17,861**	**$ 17,787**

* As previously reported in the J. C. Penney Company, Inc. 2003 Annual Report on Form 10-K.

JCPenney Company, Inc.
2003 Quarterly Consolidated Statements of Cash Flows
Reflecting Eckerd and Mexico as Discontinued Operations
($ in millions)

	13 weeks ended 4/26/03	26 weeks ended 7/26/03	39 weeks ended 10/25/03	53 weeks ended 1/31/04 *
Cash Flows from Operating Activities:				
Income from Continuing Operations	$ 20	$ 17	$ 111	$ 364
Adjustments to Reconcile Income from Continuing Operations to Net Cash from Operating Activities:				
Asset Impairments, PVOL and Other Unit Closing Costs	2	16	27	35
Depreciation and Amortization	101	199	291	394
Net Gains on Sale of Assets	(21)	(51)	(51)	(51)
Benefit Plans Expense	26	35	66	135
Pension Contribution	-	-	(300)	(300)
Stock-Based Compensation	(1)	3	6	9
Deferred Taxes	75	80	288	137
Change in Cash from:				
Receivables	(18)	(11)	(3)	3
Inventory	(356)	(373)	(1,224)	(100)
Prepaid Expense and Other Assets	40	22	(23)	(36)
Accounts Payable and Accrued Expenses	66	55	563	94
Current Income Taxes Payable	(64)	(43)	(201)	(17)
Other Liabilities	(232)	(243)	(125)	145
Net Cash (Used in)/Provided by Operating Activities	**(362)**	**(294)**	**(575)**	**812**
Cash Flows from Investing Activities:				
Capital Expenditures	(67)	(150)	(243)	(373)
Proceeds from the Sale of Mexico	-	-	-	20
Proceeds from the Sale of Assets	23	68	89	100
Net Cash Used in Investing Activities	**(44)**	**(82)**	**(154)**	**(253)**
Cash Flows from Financing Activities:				
Change in Short-term Debt	10	12	16	5
Net Proceeds from the Issuance of Long-Term Debt	595	595	595	607
Payment of Long-Term Debt, including Capital Leases	(2)	(33)	(202)	(450)
Common Stock Issued, Net	7	13	29	52
Preferred Stock Redeemed	(8)	(16)	(23)	(29)
Dividends Paid, Preferred and Common	(34)	(80)	(114)	(160)
Net Cash Provided by Financing Activities	**568**	**491**	**301**	**25**
Cash (Paid to)/Received from Discontinued Operations	(7)	28	(125)	(64)
Net Increase/(Decrease) in Cash and Short-Term Investments	**155**	**143**	**(553)**	**520**
Cash and Short-term Investments at Beginning of Year	2,474	2,474	2,474	2,474
Cash and Short-Term Investments at End of Period	**$ 2,629**	**$ 2,617**	**$ 1,921**	**$ 2,994**

As previously reported in the J. C. Penney Company, Inc. 2003 Annual Report on Form 10-K.

JCPenney Company, Inc.
2002 Quarterly Consolidated Statements of Cash Flows
Reflecting Eckerd and Mexico as Discontinued Operations
($ in millions)

	13 weeks ended 4/27/02	26 weeks ended 7/27/02	39 weeks ended 10/26/02	52 weeks ended 1/25/03 *
Cash Flows from Operating Activities:				
Income from Continuing Operations	$ 62	$ 42	$ 111	$ 285
Adjustments to Reconcile Income from Continuing Operations to Net Cash from Operating Activities:				
Asset Impairments, PVOL and Other Unit Closing Costs	19	28	30	77
Depreciation and Amortization	91	185	274	369
Net Gains on Sale of Assets	(10)	(10)	(15)	(18)
Company Contributions to Savings and Profit Sharing Plans	-	-	-	47
Benefit Plans Expense	-	4	8	30
Pension Contribution	-	-	-	(300)
Stock-Based Compensation	1	3	5	6
Deferred Taxes	11	56	108	96
Change in Cash from:				
Receivables	(20)	10	(2)	(13)
Inventory	(1)	(118)	(906)	43
Prepaid Expenses and Other Assets	26	(17)	(15)	(17)
Accounts Payable and Accrued Expenses	114	168	521	53
Current Income Taxes Payable	(10)	(82)	(105)	(102)
Other Liabilities	(254)	(235)	(194)	(34)
Net Cash Provided by/(Used in) Operating Activities	**29**	**34**	**(180)**	**522**
Cash Flows from Investing Activities:				
Capital Expenditures	(50)	(129)	(216)	(315)
Proceeds from the Sale of Assets	12	18	32	38
Net Cash Used in Investing Activities	**(38)**	**(111)**	**(184)**	**(277)**
Cash Flows from Financing Activities:				
Change in Short-term Debt	15	2	-	(2)
Net Proceeds from the Issuance of Long-Term Debt	-	9	18	27
Payment of Long-Term Debt, including Capital Leases	(702)	(923)	(924)	(926)
Common Stock Issued, Net	8	18	21	30
Preferred Stock Redeemed	(10)	(18)	(24)	(30)
Dividends Paid, Preferred and Common	(33)	(80)	(114)	(161)
Net Cash Used in Financing Activities	**(722)**	**(992)**	**(1,023)**	**(1,062)**
Cash Received from Discontinued Operations	165	233	295	451
Net Decrease in Cash and Short-Term Investments	**(566)**	**(836)**	**(1,092)**	**(366)**
Cash and Short-Term Investments at Beginning of Year	2,840	2,840	2,840	2,840
Cash and Short-Term Investments at End of Period	$ **2,274**	$ **2,004**	$ **1,748**	$ **2,474**

* As previously reported in the J. C. Penney Company, Inc. 2003 Annual Report on Form 10-K.